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Filing pursuant to Rule 424(b)(2)
Registration Statement No. 333-76092

Prospectus Supplement No. 8

(To Prospectus Dated January 3, 2002)

EARTHSHELL CORPORATION

$10,000,000 Convertible Debentures

Warrants to Purchase Shares of Common Stock
3 Shares of Common Stock
27,429,883 Shares of Common Stock*

        You should read this entire prospectus supplement along with our base prospectus dated January 3, 2002, and the other documents incorporated by reference into this prospectus supplement before you invest. These documents contain information you should consider carefully before making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

        This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the convertible debentures, warrants, shares of common stock issuable upon conversion of such convertible debentures and warrants, and shares of common stock offered hereby. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our securities in any circumstances in which an offer or solicitation is unlawful.

        Information in this prospectus supplement replaces any inconsistent information in the base prospectus. Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

        Our principal executive offices are located at 800 Miramonte Drive, Santa Barbara, California 93109. Our telephone number is (805) 897-2294.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 12, 2002.

*
Includes up to 27,429,883 shares of common stock issuable upon exercise of the warrants and conversion of the debentures issued hereunder.

USE OF PROCEEDS

        We will use the net proceeds of this offering of our convertible debentures, common stock and warrants as described in the prospectus. See "Use of Proceeds" beginning on page 19 of the prospectus.

PLAN OF DISTRIBUTION

        To date, and including the issuance of the securities pursuant to this prospectus supplement, we have sold 18,241,365 shares of our common stock and have issued and sold convertible debentures in the aggregate principal amount of $10,000,000 pursuant to the prospectus dated January 3, 2002, which is part of our Registration Statement on Form S-3 (File No. 333-76092) for aggregate proceeds of $27,736,521.20. We have also issued warrants to purchase an additional 5,500,000 shares of our common stock under such Registration Statement although warrants to purchase 3,000,000 of such shares expired without being exercised by the holders thereof. The debentures, shares of common stock and warrants issued and sold under this prospectus supplement are referred to collectively herein as the "Securities".

        On August 12, 2002, we entered into a securities purchase agreement (the "Purchase Agreement") with certain investors (the "Purchasers") for secured convertible debentures due August 12, 2007, in the aggregate principal amount of $10,000,000 (the "Debentures") and three shares of EarthShell common stock (the "Shares"). Further, under the Purchase Agreement, the Purchasers have been issued warrants (the "Warrants") to purchase up to an additional 2,500,000 shares of our common stock, on the terms and conditions set forth in the Warrants.

        The Debentures will be convertible at an initial conversion price of $1.30 per share, subject to adjustment on the terms and conditions set forth in the Debentures. The Warrants issued to the Purchasers under the Purchase Agreement will allow the Purchasers to purchase up to an additional 2,500,000 shares of our common stock during the five-year period following the closing of the sale of the Securities pursuant to the Purchase Agreement at a price equal to $1.20 per share, subject to adjustments on the terms and conditions set forth in the Warrants.

        In addition, we have agreed to pay Olympus Securities, LLC a placement fee equal to 0.5% of the aggregate principal amount of the Debentures, or $50,000, and an additional fee of 3.0% of the principal amount of each conversion of the debentures. We have also agreed to reimburse the investors an aggregate of $60,000 for the legal fees and expenses incurred in connection with the preparation and negotiation of the Purchase Agreement, $25,000 of which we paid upon execution of the term sheet in connection with this transaction. We will not pay any other compensation in connection with the sale of the Securities pursuant to the Purchase Agreement.

        We have agreed to indemnify and hold harmless each of the Purchasers and their affiliates or any officers, directors, partners, controlling persons, employees or agents of any such Purchaser against certain liabilities arising under the Securities Act of 1933 and otherwise as more fully set forth in the Purchase Agreement.

MARKET FOR OUR COMMON STOCK

        Our common stock is listed on the NASDAQ National Market under the symbol "ERTH". On August 9, 2002, the closing price per share of our common stock was $0.65. The common stock sold under this prospectus supplement and the shares of common stock issuable upon conversion of the Debentures and the Warrants will be listed on the NASDAQ National Market after we notify the NASDAQ National Market that the shares have been issued. As of August 12, 2002, and including the shares of common stock issued pursuant to this prospectus supplement, we had 137,218,030 shares of common stock outstanding.

DESCRIPTION OF THE CONVERTIBLE DEBENTURES AND WARRANTS

Convertible Debentures

        Set forth below is a description of the material terms of the Debentures. The following does not purport to be a complete description, and is qualified in its entirety by reference to the terms of the Debentures, a form of which will be filed as an Exhibit to our Current Report on Form 8-K dated August 12, 2002.

  General

        The Debentures in the aggregate principal amount of $10,000,000 have been issued as secured debt, and are secured by an irrevocable letter of credit by Wachovia Bank in favor of the holders of the Debentures (the "Holders"). The entire principal amount of the Debentures will become due and payable, if not converted in full, on August 12, 2007, subject to the prepayment provisions described therein.

  Interest

        The Debentures shall bear interest at the rate of 1.5% per annum, payable quarterly in arrears on each January 31, April 30, July 31 and October 31. Interest may be paid in cash or, provided certain conditions are satisfied, in shares of our common stock.

  Conversion

        The Debentures are convertible by the Holders into shares of our common stock at any time, in whole or in part, after the issuance thereof. The initial conversion price, set forth in the Debentures, is $1.30 per share of common stock. The conversion price is subject to adjustment upon the occurrence of certain events enumerated in the Debentures, including, but not limited to, upon conversions at the option of EarthShell, stock dividends and splits, distributions to stockholders, certain corporate transactions, subsequent equity sales, and reclassifications and share exchanges.

        The Holders' right to convert the Debentures is subject to the limitations set forth in the Debentures. If the number of shares of our common stock issuable upon conversion of a Debenture by a Holder, together with all other shares of our common stock beneficially owned by such Holder or its affiliates would exceed 4.999% of the total number of our issued and outstanding shares of our common stock, the Holder must acknowledge, in writing, that such Holder upon conversion of a Debenture by a Holder wishes to engage in such transaction whereby such Holder's ownership would be in excess of such 4.999% limit. Further, Debentures are convertible by a Holder thereof only to the extent that the number of shares of our common stock issuable, together with all other shares of common stock beneficially owned by such Holder or its affiliates, does not exceed 9.999% of the total number of our issued and outstanding shares of common stock.

        The Debentures are also convertible at the election of EarthShell if (i) the closing prices during any 30 consecutive trading days following the first anniversary of the date of issuance is greater than or equal to 125% of the then effective conversion price, and (ii) all of the Equity Conditions (as defined in the Debentures) are satisfied with respect to the shares of our common stock issuable upon conversion of the Debentures, the Warrants or in satisfaction of any other obligation of EarthShell to issue shares under the Purchase Agreement. Furthermore, subject to the satisfaction of certain other conditions set forth in the Debentures, we have the option to require conversion of the principal amount of Debentures equal to $500,000, or, if all of the Holders agree, $1,500,000, at an adjusted conversion price equal to the lesser of (A) the conversion price then in effect and (B) the product of (x) the average volume weighted average price of our common stock for the five trading days prior to the date of such adjustment and (y) 0.85.

  Optional Prepayment

        We have the right to prepay, on 20 trading days prior written notice, a principal amount of Debentures equal to the lesser of (i) the aggregate outstanding principal amount of Debentures held by the Holders and (ii) the principal amount of Debentures which may be converted without violating the quantity restrictions on conversion set forth in the Debentures. After such time, if any, that we give notice of our intention to prepay a portion of the Debentures, a Holder thereof may convert any portion of the Debenture subject to such prepayment notice prior to the date we are obligated to pay the prepayment price. The prepayment price shall be equal to 104% of the principal balance to be prepaid, plus accrued and unpaid interest, plus all other amounts, costs and expenses due in respect of such Debentures. Notwithstanding anything to the contrary in the Debentures, we may only exercise our prepayment right if the Equity Conditions (as defined in the Debentures) are satisfied.

        A Holder of the Debentures may, on 20 trading days prior written notice to EarthShell, require EarthShell to prepay all or part of the Debentures then held by such Holder for an amount in cash equal to the principal balance to be prepaid, plus accrued and unpaid interest, plus all other amounts, costs and expenses due in respect of such Debentures. The right of a Holder of the Debentures to require EarthShell to prepay such Debentures is subject to certain volume and time limitations based on the aggregate principal amount of the Debentures that has been converted at various time intervals, as set forth in the Debentures. If we do not timely pay any portion of such prepayment price, such unpaid amounts shall bear interest at the rate of 12% per annum until such amounts, plus all accrued interest, are paid in full.

  Events of Default

        One or more of the following events shall constitute an "Event of Default" under the Debentures:

  •
  any default in the payment (free of any claim of subordination) of principal, interest or liquidated damages in respect of any Debentures, as and when the same becomes due and payable;

  •
  EarthShell or any subsidiary of EarthShell defaults in any of its obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of EarthShell or any subsidiary of EarthShell in an amount exceeding $500,000, whether such indebtedness now exists or is hereafter created, and such default results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

  •
  the occurrence of a Triggering Event (as defined in the Purchase Agreement);

  •
  the occurrence of a Change of Control transaction (as defined in the Purchase Agreement);

  •
  we default in the timely performance of any other obligation under the Transaction Documents and such default continues uncured for a period of five trading days after the date on which written notice of such default is first given to us by the Holder (it being understood that no prior notice need be given in the case of a default that cannot reasonably be cured within five trading days); or

  •
  either: (A) the letter of credit shall be revoked, withdrawn, terminated or disaffirmed by Wachovia Bank or (B) the Holder shall have received notification from Wachovia Bank pursuant to the letter of credit that the letter of credit shall not be renewed and 30 days shall have elapsed since the delivery of such notification.

Warrants

        Set forth below is a description of the material terms of the Warrants. The following does not purport to be a complete description, and is qualified in its entirety by reference to the terms of the Warrants, a form of which will be filed as an Exhibit to our Current Report on Form 8-K dated August 12, 2002.

        In connection with the issuance of the Debentures and the Shares, we are issuing the Warrants to the Purchasers which entitle the Purchasers to purchase up to 2,500,000 shares of our common stock at an initial exercise price per share of $1.20, subject to adjustments as set forth in the Warrants. The Warrants are exercisable for a five-year period from and after the date of issuance.

  Call Right

        Subject to the conditions and limitations set forth in the Warrants, we will have the right, upon five trading days prior written notice to any holder of a Warrant (a "Warrant Holder"), to cancel any unexercised portion of such Warrant if the volume weighted average trading price of our common stock for any 20 consecutive trading days after the date of issuance of the Warrants is equal to or greater than $1.50. The Warrant Holders may exercise the Warrants at any time during such five trading day period. If any Warrant Holder does not exercise any portion of its Warrant during such five trading day period, then we will issue a new warrant to such Warrant Holder in respect of such unexercised portion and containing the same terms and conditions as such Warrant except that the exercise price shall be adjusted to equal 120% of the closing price of our common stock on the date of our cancellation notice.

  Cancellation Right

        Subject to the conditions and limitations set forth in the Warrants, we will have the right, upon 20 trading days prior written notice to any Warrant Holder, to purchase from the Warrant Holders at any time the unexercised portion of the Warrants for a purchase price equal to the Black-Scholes value of such unexercised portion of the Warrants. The Warrant Holders may exercise the Warrants at any time during such 20 trading day period. If we do not timely pay any portion of such purchase price, such unpaid amounts shall bear interest at the rate of 12% per annum until such amounts, plus all accrued interest, are paid in full.

  Automatic Cancellation

        Subject to the conditions and limitations set forth in the Warrants, if at any time prior to January 31, 2003, we have delivered notices of our intention to prepay at least $5,000,000 aggregate original principal amount of the Debentures, we will have the right, upon 20 trading days prior written notice to any Warrant Holder, to cancel such Warrant Holder's right to purchase under such Warrant Holder's Warrant the lesser of (i) the number of shares of our common stock then issuable upon conversion of such Warrant Holder's Warrant and (ii) 20% of the number of shares of our common stock intially issuable upon conversion of such Warrant. The Warrant Holders may exercise the Warrants at any time during such 20 trading day period.

  Forced Exercise Right

        Subject to the conditions and limitations set forth in the Warrants, we will have the right, upon five trading days prior written notice to any Warrant Holder, to cancel any unexercised portion of such Warrant if the volume weighted average trading price of our common stock for any 30 consecutive trading days after the date of issuance of the Warrants is equal to or greater than 350% of the then effective exercise price of the Warrant, but in no event less than $4.20. The Warrant Holder may exercise the Warrant at any time during such five trading day period.

  Limitations on Number of Shares Issuable upon Exercise

        A Warrant Holder's right to exercise such Warrant is subject to the limitations set forth in the Warrant. If the number of shares of our common stock issuable upon exercise of a Warrant by a Warrant Holder, together with all other shares of our common stock beneficially owned by such Warrant Holder or its affiliates, would exceed 4.999% of the total number of our issued and outstanding shares of common stock, the Warrant Holder must acknowledge, in writing, that such Warrant Holder wishes to engage in such transaction whereby such Warrant Holder's ownership would be in excess of such 4.999% limit.

        Further, for so long as our common stock is listed on the Nasdaq National Market or any other market or exchange with similar rules, then the maximum number of shares of our common stock that we may issue pursuant to the Purchase Agreement at an effective purchase price less than $0.65 is 27,429,883, unless we obtain the approval of our stockholders in accordance with the rules of such market. If the number of shares of our common stock issuable to any Warrant Holder is restricted due to the foregoing issuable maximum, then we are obligated either to (i) use commercially reasonable efforts to obtain such stockholder approval as soon as possible, but in any event within 60 days, or (ii) purchase the portion of the Warrant which is unexercisable due to the foregoing issuable maximum (or the failure to obtain stockholder approval if we elect to pursue stockholder approval pursuant to clause (i)) for an amount in cash equal to the Black Scholes value of the remaining unexercised portion of such Warrant on the date of such request.

LEGAL MATTERS

        The legality of the Securities being offered hereby is being passed upon by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements can typically be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

  •
  our financial prospects;

  •
  our financing plans;

  •
  trends affecting our financial condition or operating results;

  •
  our strategies for growth, operations, and product development and commercialization; and

  •
  conditions or trends in or factors affecting the foodservice disposables industry.

        Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, or incorporated by reference, identifies important factors that could cause such differences.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

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Prospectus Supplement No. 8 (To Prospectus Dated January 3, 2002)
EARTHSHELL CORPORATION
USE OF PROCEEDS
PLAN OF DISTRIBUTION
MARKET FOR OUR COMMON STOCK
DESCRIPTION OF THE CONVERTIBLE DEBENTURES AND WARRANTS
LEGAL MATTERS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
TABLE OF CONTENTS